For Immediate Release

Contact for Media:    Vincent Power
Sears Canada Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports First Quarter Results

Company increases original annualized cost savings target for Fiscal 2016 vs. Fiscal 2015 from a range of $100 to $127 million to a range of $127 to $155 million

New Sale-Leaseback Agreement Announced for Vancouver National Logistics Centre

TORONTO - June 8, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced operational highlights and financial results for the first quarter of Fiscal 20161.

First Quarter 2016 Operational Highlights

•
Same store sales declined 7.4% and core retail same store sales[2] declined 6.9% for the first quarter. As discussed below, numerous factors worked together to create top line volatility during the quarter.

•
Notwithstanding the decline in revenue and excluding the non-comparable impact of a weaker Canadian dollar and the financial effects from the termination of the credit card agreement[3], pro forma Adjusted EBITDA improved by $16.1 million in the quarter.

•
Completed approximately $80 million in annualized cost reductions in the first quarter of 2016 against a full-year previously-announced goal of $100 million to $127 million for 2016 versus 2015 levels. These 2016 full-year annualized cost reduction plans have now been increased to a range of $127 to $155 million. A moderate amount of the savings will be reinvested in growth initiatives.

•	Launched Initium Commerce Lab, an innovation lab that will design and implement a modernized technology platform for all of Sears Canada.

•	Announced 10-year agreement on May 16, 2016, with CGI, an information technology services firm, to support Sears Canada’s IT infrastructure enabling the Company to decommission legacy systems.

•
Ended the first quarter of 2016 with $349.8 million of cash on hand, with an additional $60 million expected later in 2016 from previously-announced real estate transactions, including the sale and leaseback of the Company’s Vancouver National Logistics Centre (“NLC”) discussed below.

_______________
1First quarter 2016 and 2015 represent the 13-week periods ended April 30, 2016 and May 2, 2015, respectively. Fiscal 2016 and 2015 represent the 52-week periods ending or ended January 28, 2017 and January 30, 2016, respectively.
2Core retail same stores refer to the Company’s 95 full-line retail stores and its 39 Sears Home stores.
3The credit card marketing and servicing agreement between the Company and JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMC”) terminated on November 15, 2015.

New Development Announced Today
Sale-leaseback of Vancouver National Logistics Centre. Today, Sears Canada is announcing that it has entered into a sale-leaseback agreement for $23.4 million for its National Logistics Centre (“NLC”) located in Port Coquitlam, British Columbia. Sears Canada will continue to operate the NLC in the ordinary course, with no change to the day-to-day operations of the facility or for the associates. It is expected that the accounting for the sale and leaseback will be finalized at closing, which is anticipated to be in the third quarter of 2016, subject to completion of definitive documentation and customary due diligence.

First Quarter 2016 Financial Highlights
Revenue. Revenue was $595.9 million in the first quarter, a decline of 14.5% compared to the same quarter last year. Adjusting for the termination of the credit card agreement, the decline in revenue would have been 11.6% compared to the same quarter last year.

Same Store Sales. Same store sales across all channels decreased by 7.4% compared to the same quarter last year. The difference between the decline in revenue and the decline in same store sales was primarily due to (1) store exits since last year, (2) a decrease in fee revenue due to the termination of the credit card agreement, and (3) the decline in revenues in the Company’s direct business, partly the result of a 21% planned reduction in catalogue pages in the first quarter of 2016 compared to the first quarter of 2015. The decline in same store sales was due in part to a decrease in transactions both in big ticket items such as major appliances, due in part to the loss of customer financing solutions with the termination of the credit card agreement, and also in small ticket items, due in part to slower sell through in items for which some vendors passed through price increases as a result of the decline in the Canadian dollar over the past year. The Company is in the process of making numerous adjustments to how it manages pricing, assortment, and targeted sell through volumes, and expects to make improvements to the same store sales and gross profit dollars over time.

Core Retail Same Store Sales. Same store sales for the Company’s core retail store network, which consists of its 95 full-line department stores and 39 Sears Home stores, decreased 6.9% for the first quarter. The decline in core retail same store sales was due to the same factors as for same store sales noted previously.

Gross Margin. The gross margin rate was 28.2% in the first quarter, as compared to 33.6% for the same quarter last year. The weaker Canadian dollar and the previously-mentioned termination of the credit card agreement had a negative impact on margins of 248 bps and 202 bps, respectively, in the first quarter of 2016 compared to the first quarter of 2015. Also, due primarily to an unseasonably warm winter, the Company sold its clearance inventory in the first quarter of 2016 at deeper discounts than during the same quarter last year as part of a conscious decision to enter the second quarter with more current content this year compared to last year. If the Company had sold its clearance merchandise at the same discount rate as during the first quarter last year, the gross margin rate would have improved by 87 bps. Without the total impact of these three factors, the normalized gross margin rate would have been the same for the first quarter of this year and the first quarter of last year. The Company is actively taking steps to improve sell-through rates and sourcing costs for 2016 to improve on the realized gross margin dollars going forward.

Adjusted EBITDA. Adjusted EBITDA was a loss of $75.4 million in the first quarter compared to a loss of $50.5 million for the same quarter last year. The effects of a weaker Canadian dollar and reduced revenues and incremental operating expenses incurred after the termination of the credit card agreement negatively impacted EBITDA by $16.1 million and $24.9 million, respectively. Excluding these line items, Adjusted EBITDA would have improved by $16.1 million from a pro forma loss of $91.5 million for the first quarter last year to a loss of $75.4 million for the first quarter of this year. In addition, during the first quarter of 2016, Adjusted EBITDA also reflects the costs of the launch of Initium of $0.9 million, which will increase over time and continue to be incurred on top of existing technology costs until legacy systems can be decommissioned and removed. Adjusted EBITDA is a non-IFRS measure.

Net Earnings. The net loss for the first quarter this year was $63.6 million or 62 cents per share compared to a net loss of $59.1 million or 58 cents per share in the first quarter last year. Included in the first quarter this year is a net gain of $40.6 million on the sale and leaseback transactions involving two of the Company’s NLCs located in Calgary, Alberta and Vaughan, Ontario. For a list of other non-recurring charges in the first quarters of Fiscal 2016 and Fiscal 2015, please refer to the “Reconciliation of Net Loss to Adjusted EBITDA” table included in this release.

Cash Position. Sears Canada ended the first quarter with $349.8 million in cash versus $313.9 million in cash at the end of the fourth quarter of 2015, the Company’s most recent reporting period. During the remainder of 2016, the Company expects to receive proceeds from previously-announced real estate transactions of approximately $60 million, including the transaction announced in this release regarding the Vancouver NLC. These proceeds would give the Company a pro forma cash balance of approximately $410 million as of the end of the first quarter of Fiscal 2016. Cash balances from the end of Fiscal 2015 to the end of Q1 2016 were impacted by the seasonal inventory build for Spring.

Cash Balance Target. For 2016, the Company will continue to make a strong balance sheet a key operational goal. In that regard, the Company has organized its operating and asset rationalization plans to end the 2016 fiscal year with a pro forma cash balance of at least $400 million. These objectives are consistent with those the company targeted for its balance sheet at the end of 2015, which had a pro forma cash balance of $535 million.4 The Company believes that this liquidity will provide the Company with a sufficient _______________
4$313.9 million ending cash as at January 30, 2016, plus approximately $221 million of announced real estate transactions of which $184 million already closed as at the of April 30, 2016.

runway to return to profitability. The Company plans to restore profitability through a combination of (1) current and future cost reductions flowing through to EBITDA over time, (2) growth in gross margin dollars across retail and e-commerce, and (3) continued pruning of the Company’s business units to reduce the size and scope of unprofitable portions of business channels.

Re-engineering Initiatives in Q1 2016
As discussed in the Company’s Q4 2015 earnings report, 2016 will be a year focused on re-engineering of the business.

The Company has now organized its numerous re-engineering efforts into four primary workstreams:

1.
Project Sears 2.0. This workstream focuses on moving Sears physical retail stores on a more productive model, with a customer-focused and relevant assortment, faster inventory turns, and an assessment of the required square feet per store. Initiatives that drive Sears Canada’s in-store business fall into this category.

2.
Initium. This workstream focuses on standing up a new technology architecture to run all of Sears Canada, including an updated digital commerce experience and logistics capabilities. The platform will structure Sears Canada as a digital commerce company with a network of stores attached, as opposed to a network of stores and legacy technology with a separate e-commerce business.

3.	Real estate. This workstream focuses on appropriately matching and innovating the Company’s real estate portfolio to better suit its needs for a profitable store-based retail business.

4.	SG&A. This workstream focuses on bringing the Company’s Selling, General and Administrative expense structure in line with its revenue.

These four workstreams are designed to drive the Company’s business goals of increasing revenue, operating profitably, and maintaining a strong balance sheet. The Company will provide more detailed updates on individual initiatives within these workstreams over the course of the year.

Additional Commentary
“In addition to the workstreams highlighted above, we are also making changes in talent that are helping us create a new Sears Canada organization focused on growing the business and being customer obsessed,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. Recent examples include:

•	The appointment of Becky Penrice as Executive Vice-President and Chief Operating Officer, effective April 1, 2016.

•	The appointment of Billy Wong, Senior Vice-President, Corporate Financial Planning, as Interim Chief Financial Officer, effective July 1, 2016.

Updates and additions to the team like these are helping to drive a new culture at Sears Canada, focused on innovation and a growth mindset, with speed and bias for action.

“We are also continuing our work on creating Sears Canada 2.0,” added Mr. Stranzl, “and have developed a prototype for a new store layout and assortment which we expect to roll out in some test stores this Fall. We will offer a more logically designed merchandise assortment, with the goal of increasing the relevance of the assortment for the Main Street Canadian consumer. The financial goals of S2.0 are to drive faster inventory turns, and higher sales per square foot. More information will be made available as we get further into the new concept development.

“The Company’s 17,000 associates are experiencing the change that comes with creating a new Sears Canada. I thank them for their continuing commitment to being part of a successful retail organization that resonates positively with Canadians. We have established a solid financial foundation with a significant cash position to finance and execute our re-engineering initiatives designed to turn the Company around. I look forward to reporting on the successes of Sears Canada as we continue through 2016.”

Disclaimer and Cautionary Note Regarding Forward-Looking Statements
This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the proposed real estate transactions in this release, which are subject to closing conditions, not closing on the agreed terms or at all; the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter, traditionally the Company’s strongest quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; ability to secure an agreement with a financial institution for a credit card and other financial services; the ability of the Company’s new loyalty program to attract and retain customers; the ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire to, structural integrity and safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 10 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 154 corporate stores, 106 Hometown stores, over 1,100 catalogue and online merchandise pick-up locations, 82 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis
The Company’s unaudited interim condensed consolidated financial statements for the 13-week period ended April 30, 2016 and Management’s Discussion and Analysis thereon are available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov.

Selected Consolidated Financial Information
The following tables set out summary unaudited consolidated financial information and supplemental information for the periods indicated, derived from the unaudited interim condensed consolidated financial statements for the 13-week period ended April 30, 2016. The summary unaudited consolidated financial information set out for these periods has been prepared on a basis consistent with our audited consolidated financial statements for the 52-week period ended January 30, 2016. The information presented herein does not contain disclosures required by IFRS and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the 13-week period ended April 30, 2016.

SEARS CANADA INC.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
For the 13-week periods ended April 30, 2016 and May 2, 2015

Unaudited

	First Quarter
(in CAD millions, except per share amounts)	2016	2015
Net loss	$(63.6)	$(59.1)
Transformation expense[1]	9.8	—
Gain on sale and leaseback transactions[2]	(40.6)	—
Assets held for sale impairment[3]	1.0	—
Lease exit costs[4]	7.9	—
Gain on settlement of retirement benefits[5]	—	(5.1)
Depreciation and amortization expense	9.8	12.5
Finance costs	1.6	3.9
Interest income	(3.6)	(0.2)
Income tax expense (recovery)[6]	2.3	(2.5)
Adjusted EBITDA[7]	(75.4)	(50.5)
Basic net loss per share	$(0.62)	$(0.58)

1	Transformation expense during 2016 relates primarily to severance incurred during the period.
2	Gain on sale and leaseback transactions represents the net gain related to selling and leasing back of its logistics centres in Calgary, Alberta and Vaughan, Ontario.
3
Assets held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the Broad Street investment property in Q1 2016 to fair value less costs to sell.

4	Lease exit costs relate primarily to costs incurred to exit certain properties during 2016 and 2017.
5	Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015.
6	Income tax expense in Q1 2016 includes a charge to reduce the Company’s net deferred tax assets to the recoverable amount.
7
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO TOTAL SAME STORE SALES
For the 13-week periods ended April 30, 2016 and May 2, 2015

Unaudited

	First Quarter
(in CAD millions)	2016	2015
Total merchandising revenue	$595.9	$697.2
Non-comparable sales	152.4	218.3
Total same store sales[1]	443.5	478.9
Percentage change in total same store sales	(7.4)%	(4.3)%
Percentage change in total same store sales by category
Apparel & Accessories	(8.7)%	(9.9)%
Home & Hardlines	(6.9)%	(0.8)%
Percentage change in Core Retail same store sales	(6.9)%	(3.8)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	(6.6)%	(9.0)%
Home & Hardlines	(7.7)%	0.7%

1
Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13-week periods ended April 30, 2016 and May 2, 2015. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	As at April 30, 2016	As at January 30, 2016	As at May 2, 2015
ASSETS
Current assets
Cash	$349.8	$313.9	$115.5
Accounts receivable, net	55.7	59.4	79.4
Income taxes recoverable	10.6	35.9	132.1
Inventories	695.8	664.8	684.0
Prepaid expenses	38.0	31.0	27.2
Derivative financial assets	0.2	6.6	0.2
Assets classified as held for sale	21.1	22.1	13.3
Total current assets	1,171.2	1,133.7	1,051.7

Non-current assets
Property, plant and equipment	332.2	444.1	564.0
Investment properties	4.1	17.0	19.3
Intangible assets	22.8	22.5	16.1
Deferred tax assets	0.6	0.6	3.9
Other long-term assets	14.1	15.3	17.4
Total assets	$1,545.0	$1,633.2	$1,672.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$299.2	$332.7	$356.9
Deferred revenue	156.3	158.3	174.6
Provisions	78.8	75.8	52.6
Income taxes payable	0.1	2.6	0.3
Other taxes payable	18.7	17.3	18.3
Derivative financial liabilities	17.0	—	3.9
Current portion of long-term obligations	3.9	4.0	3.9
Total current liabilities	574.0	590.7	610.5

Non-current liabilities
Long-term obligations	19.3	20.2	23.1
Deferred revenue	72.3	74.2	76.0
Retirement benefit liability	320.6	326.9	393.1
Deferred tax liabilities	—	—	3.1
Other long-term liabilities	91.4	67.0	60.7
Total liabilities	1,077.6	1,079.0	1,166.5

SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9	14.9
Share based compensation reserve	1.7	—	—
Retained earnings	675.4	739.0	748.1
Accumulated other comprehensive loss	(224.6)	(199.7)	(257.1)
Total shareholders’ equity	467.4	554.2	505.9
Total liabilities and shareholders’ equity	$1,545.0	$1,633.2	$1,672.4

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13-week periods ended April 30, 2016 and May 2, 2015

Unaudited

	13-Week Period
(in CAD millions, except per share amounts)	2016	2015

Revenue	$595.9	$697.2
Cost of goods and services sold	427.9	462.8
Selling, administrative and other expenses	271.9	297.4
Operating loss	(103.9)	(63.0)

Gain on sale and leaseback transactions	40.6	—
Gain on settlement of retirement benefits	—	5.1
Finance costs	1.6	3.9
Interest income	3.6	0.2
Loss before income taxes	(61.3)	(61.6)

Income tax (recovery) expense
Current	(0.4)	(2.2)
Deferred	2.7	(0.3)
	2.3	(2.5)
Net loss	$(63.6)	$(59.1)

Basic and diluted net loss per share	$(0.62)	$(0.58)

Net loss	$(63.6)	$(59.1)

Other comprehensive loss, net of taxes:

Items that may subsequently be reclassified to net loss:
Loss on foreign exchange derivatives	(22.9)	(2.7)
Reclassification to net loss of gain on foreign exchange derivatives	(2.0)	(5.4)

Items that will not be subsequently reclassified to net loss:
Remeasurement gain on net defined retirement benefit liability	—	2.0

Total other comprehensive loss	(24.9)	(6.1)
Total comprehensive loss	$(88.5)	$(65.2)

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13-week periods ended April 30, 2016 and May 2, 2015
Unaudited

	13-Week Period
(in CAD millions)	2016	2015
Cash flow used for operating activities
Net loss	$(63.6)	$(59.1)
Adjustments for:
Depreciation and amortization expense	9.8	12.5
Share based compensation	1.7	0.3
Gain on disposal of property, plant and equipment	(0.4)	—
Impairment losses	1.0	—
Gain on sale and leaseback transactions	(40.6)	—
Finance costs	1.6	3.9
Interest income	(3.6)	(0.2)
Retirement benefit plans expense	3.7	4.7
Gain on settlement of retirement benefits	—	(5.1)
Short-term disability expense	1.4	1.4
Income tax expense (recovery)	2.3	(2.5)
Interest received	3.6	0.2
Interest paid	(0.6)	(0.5)
Retirement benefit plans contributions	(11.5)	(13.4)
Income tax refunds (payments), net	23.1	(0.8)
Changes in non-cash working capital balances	(65.5)	(76.3)
Changes in non-cash long-term assets and liabilities	(1.5)	(1.2)
	(139.1)	(136.1)
Cash flow generated from (used for) investing activities
Purchases of property, plant and equipment and intangible assets	(6.2)	(5.2)
Proceeds from sale of property, plant and equipment	0.5	0.1
Proceeds from sale and leaseback transactions	183.9	—
	178.2	(5.1)
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.4)	(0.5)
Repayment of long-term obligations	(1.0)	(1.1)
	(1.4)	(1.6)
Effect of exchange rate on cash and cash equivalents at end of period	(1.8)	(0.7)
Increase (decrease) in cash	35.9	(143.5)
Cash at beginning of period	$313.9	$259.0
Cash at end of period	$349.8	$115.5